EXHIBIT 99.1

Change in CEO

Hamilton, Bermuda, Jan. 19, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") has today announced that Doug Arnell has decided to step down as CEO of Golar on February 1, 2015. Mr. Arnell's decision is driven by a personal wish to return with his family to his home country of Canada.

Mr. Arnell will be succeeded by Gary Smith, who is well known to Golar and who brings with him a track record of leadership and operational management success in the mid-stream oil and gas, shipping and LNG businesses. Mr. Smith's career spans 35 years, including 25 years with Shell and Caltex Australia (a Chevron affiliate) in roles including General Manager LNG Shipping for Shell (STASCO) and General Manager Refining, Supply and Distribution for Caltex Australia. In the period between March 2006 and September 2009 he was CEO of the then smaller Golar LNG Ltd, a position he relinquished to return to his native Australia for family reasons. Since May 2014 Mr. Smith has worked as a consultant for Golar with special emphasis on increasing the utilisation of the shipping fleet. The relationship between Golar and Mr. Smith is one that is well established and the Board is delighted to welcome Gary back into this leadership role.

Mr. Arnell will continue to work closely with the Company on an advisory basis, devoting his time to ensuring the successful execution of GoFLNG opportunities in Cameroon, Canada and other key locations.  Mr. Arnell will also be appointed to the Board of Golar's Nasdaq listed affiliate Golar LNG Partners LP.

During Mr. Arnell's tenure with the Company, Golar's market capitalisation has increased by a factor of close to 4.  Golar is now positioned as a leader in LNG shipping, with one of the industry's most modern and efficient fleets, and, through its innovation, has become the market leader in LNG floating storage and regasification. Golar is now building on this success by extending its strategy into floating liquefaction (GoFLNG) with the aim of becoming the industry's leading integrated midstream LNG services provider, supporting gas resource owners, upstream developers and LNG customers.

The Board wishes to thank Doug for his dedication to and leadership of Golar and for his very significant achievements during his four years as CEO.

In a statement Mr. Arnell said "I wish to thank the staff and management of Golar, its Board of Directors, and our investors for their support in reaching some important milestones for the Company.  I believe we have assets and a future strategy that will unlock very significant further value in the coming years. I am a strong believer in the Golar story and look forward to continuing to contribute to it."

The Chairman of Golar, Sir Frank Chapman, commented "We have succeeded in these moves to secure an experienced leader and operational manager, known to Golar over many years, to lead our Company through the next phase. At the same time, the outgoing CEO has committed his on-going support to our Company's critical growth initiatives, thus increasing management capacity and securing a smooth transition at a time of high activity. I wish both Gary and Doug continued success".

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

January 19, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan